Exhibit 12.1

1000 Fifth Street	PO Box 5025
Suite 200 – P2	Asheville, NC 28813
Miami Beach, FL 33139	Phone: 786.273.9152 www.eilerslawgroup.com

December 27, 2018

Gentlemen:

We are acting as counsel to Image Protect, Inc. (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, of the Company’s Amended Offering Statement on Form 1-A, Post Qualification Amendment Number 8. The Offering Statement covers $3,940,000 of the Company’s common stock at a price of $0.005 (the “Shares”).

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1.	The Shares have been duly authorized by all necessary corporate action of the Company as the Board as been authorized by the shareholders to increase the authorized as need to accommodate the offering underlying.

2.	When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ William R. Eilers

Eilers Law Group, P.A.